UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 15)*


                      TAYLOR DEVICES, INC.
              _____________________________________
                        (Name of Issuer)


            Shares of Common Stock  - $.025 Par Value
            ________________________________________
                  Title of Class of Securities)


                           877163-10-5
                  ____________________________
                         (CUSIP Number)


                         Brent D. Baird
                       1350 One M&T Plaza
        Buffalo, New York  14203 (Phone: (716) 849-1484)
         ______________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        January 14, 2004
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                        Amendment No. 15

CUSIP NO. 877163-10-5

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       The Cameron Baird Foundation

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          315,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                             -0-

                     9.     SOLE DISPOSITIVE POWER
                            315,000

                    10.     SHARED DISPOSITIVE POWER
                           -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

       315,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                   ____

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.676%

14.     TYPE OF REPORTING PERSON*

        OO
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 877163-10-5

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Jane D. Baird

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED            -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                              -0-

                     9.     SOLE DISPOSITIVE POWER
                              -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

        -0-

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                   ____

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .000%

14.     TYPE OF REPORTING PERSON*

        IN
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                        Amendment No. 15

INTRODUCTION

          The ownership of shares ("Shares") of common stock of the Issuer was previously reported by certain Reporting Persons in a Schedule 13D, as amended, filed with the Securities and Exchange Commission. The Cover pages for the Reporting Persons are hereby further amended to read as shown in this Amendment No.
15. Item 5 is hereby further amended to read as shown in this Amendment No. 15. All other Items remain unchanged, and are incorporated herein by reference.

          NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES,
          (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Person hereby reports beneficial ownership, in the manner hereinafter described, of 315,000 Shares:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)


The Cameron Baird                    315,000          10.676%
Foundation

                                      ______            _____

                      TOTAL          315,000          10.676%


    (1) The foregoing percentage assumes that the number of Shares of the Issuer outstanding is 2,950,450 Shares (as reported in the Issuer's Form 10-QSB as of November 30,
       2003).

(b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c) The following sale of the Shares was effected during the past sixty days:



                                                Price/Share (in
                                 Number of      Dollars Commissions
Sale In The Name Of    Date      Shares         not included)

The Cameron Baird    1/14/04     25,400          2.4636
Foundation

The transaction was effected through an open-market sale.

(d) Not applicable

(e) Not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 16th day of January, 2004


JANE D. BAIRD

By:  s/Brian D. Baird
     Brian D. Baird, Attorney-in-fact


THE CAMERON BAIRD FOUNDATION

By:  s/Brian D. Baird
     Brian D. Baird, Trustee